EXHIBIT 99.1

Magal Security Systems to Announce its Fourth Quarter and
Full Year 2009 Results on April 12, 2010

Press Release
Source: Magal Security Systems Ltd
On Monday March 15, 2010, 8:26 am EDT

YAHUD, Israel, March 15, 2010 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) today announced that it intends to publish its fourth quarter and full year 2009 results on April 12, 2010.
The Company will hold an investors' conference call on the same day, at 9:00AM ET.

Investors' Conference Call Information:

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                        US Dial-in Number: 1-888-668-9141
                        Israel Dial-in Number: 03-918-0609
                         UK Dial-in Number: 0-800-917-5108
                     International Dial-in Number: +972-3-918-0609
                                         at:
           9:00 am Eastern Time; 6:00 am Pacific Time; 2:00pm UK Time;
                               4:00 pm Israel Time

A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: http://www.magal-s3.com.

About Magal Security Systems Ltd.:

Magal S3 is a leading international solution provider, in the business of Security, Safety and Site Management (NASDAQ:MAGS - News).

Based on 35 years of experience and interaction with customers, the company has developed a unique set of solutions and products optimized for perimeter, outdoor and general security applications. Magal S3's turnkey solutions are typically integrated and managed by a single sophisticated modular command and control software, supported by expert systems for real-time decision support.

Magal S3's broad portfolio of critical infrastructure and site protection management technologies includes a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems as well as a sophisticated protection package for sub-surface intrusion.


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A world innovator in the development of CCTV, IVA and motion detection technology for outdoor operation, Magal S3 has successfully installed customized solutions and products in more than 75 countries worldwide.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    For more information:

    Magal Security Systems Ltd.
    Eitan Livneh, CEO
    Tel: +972-3-539-1421
    Cell: +972-54-4307370
    Assistant: Ms. Elisheva Almog
    E-mail: elisheva@magal-s3.com
    Web: http://www.magal-s3.com

    CCG Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: magal@ccgisrael.com